Exhibit 99.5

BRAGG GAMING GROUP SECOND QUARTER REVENUE

RISES 18.9% TO RECORD €24.7 MILLION (USD $27.2 MILLION)

Gross Profit Rises 18.9% to €13.8 Million (USD $15.2 Million);

Adjusted EBITDA Grows 51.3% to €4.7 Million (USD $5.2 Million)

Updates Full Year 2023 Guidance Ranges with Midpoints Implying Revenue Growth of 13% and AEBITDA Growth of 32% over Full Year 2022

TORONTO, August 10, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B content-driven iGaming technology provider, today reported record financial results for the second quarter ended June 30, 2023. The Company also updated its revenue and Adjusted EBITDA growth targets for full year 2023.

Summary of 2Q23 Financial and Operational Highlights

Euros (millions)(1)	2Q23		2Q22		Change
Revenue	€24.7		€20.8		18.9%
Gross profit	€13.8		€11.6		18.9%
Gross profit margin	55.9%		55.9%		0	bps
Adjusted EBITDA(2)	€4.7		€3.1		51.3%
Adjusted EBITDA margin	19.2%		15.1%		410	bps
Wagering revenue	€5.5	B	€4.2	B	31.2%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is EUR €1.00 = USD $1.1. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.

(2)	Adjusted EBITDA is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

“Bragg’s initiatives to focus the business to be a leading content-driven iGaming B2B provider combined with disciplined expense management, resulted in record second quarter operating results,” said Yaniv Sherman, Chief Executive Officer for Bragg. “Second quarter revenue and gross profit both rose nearly 19% year over year to €24.7 million (USD $27.2 million) and €13.8 million (USD $15.2 million), respectively, while Adjusted EBITDA increased more than 50% to €4.7 million (USD $5.2 million). These results reflect, in part, our continued shift towards a revenue mix of higher-margin products including in-house created proprietary and exclusive third-party content, turn-key Player Account Management (“PAM”) and managed services partnerships. The mix shift helped drive a 410-basis point improvement in our Adjusted EBITDA margin to 19.2%, an all-time quarterly record.

“During the second quarter we further advanced our efforts to scale the global distribution of our proprietary and exclusive third-party content. We continue to grow our distribution in North America as in the first six months of this year we launched our proprietary and exclusive third-party content across seven operators in three North American markets. We are similarly focused on expanding our presence in Europe as we launched with ten operators in five European markets in the same time frame, including now being live with nearly all of the operators in Switzerland and having the leading PAM in the Netherlands. With our successes on this front, we continue to accelerate our new game launches, with 30 new proprietary or third-party exclusive games introduced globally in the first half of the year, and up to 40 additional new games expected to be introduced by year end. The growing distribution of our new games to new partners demonstrates the significant value and engagement of our content as well as our progress in transforming Bragg into a must-have content supplier for leading global iGaming operators.”

Mr. Sherman concluded, “With significant and ongoing progress on our key strategic initiatives Bragg is positioned to deliver further year over year revenue and cash flow growth in the second half of 2023 and beyond. Our balance sheet and strong cash flow has us well capitalized to execute on our growth initiatives. We are confident we have the right strategies and infrastructure in place to continue fortifying our position as a leading B2B iGaming content provider and that our business momentum will create new value for our shareholders.”

Second Quarter 2023 and Recent Business Highlights

●	New content and RGS technology went live with Rush Street Interactive in Pennsylvania, with FanDuel in Michigan and Connecticut, and with WynnBet in New Jersey
●	Entered into new global distribution agreements with Tier 1 operators 888 Holdings and PokerStars (Flutter)
o	These agreements will expand the reach of Bragg’s content in leading European markets such as the UK, Italy, Portugal, Spain, Denmark, Sweden and in the U.S. in New Jersey, Michigan and Pennsylvania
●	Launched for the first time in the Eurasian territory of Georgia with Adjarabet
●	Expanded Switzerland and Spain reach with six new customers
●	Since April 1, 2023 the Company has made four monthly cash payments to Lind Global Fund II LP (Lind”) in the aggregate amount of USD $2.0 million, in lieu of conversion into common shares, avoiding further dilution. The total outstanding balance of the convertible security as of August 10, 2023 is USD $6.0 million
o	Bragg expects to utilize cash flow from operations to make similar monthly cash payments to further reduce the Lind convertible security

Second Quarter 2023 Financial Results and other Key Metrics Highlights

●	Revenue increased by 18.9% to €24.7 million (USD $27.2 million) compared to €20.8 million (USD $22.9 million) in 2Q22
●	Wagering revenue generated by games and content offered by the Company increased by 31.2% to €5.5 billion (USD $6.1 billion) compared to €4.2 billion (USD $4.6 billion) in 2Q22
●	Gross profit increased by 18.9% to €13.8 million (USD $15.2 million) from €11.6 million (USD $12.8 million) in 2Q22, representing a gross profit margin of 55.9%
●	Net income for the period was €0.4 million (USD $0.4 million), an improvement from €0.1 million (USD $0.1 million) in 2Q22
●	Adjusted EBITDA increased by 51.3% to €4.7 million (USD $5.2 million) compared to €3.1 million (USD $3.4 million) in 2Q22, representing an Adjusted EBITDA margin of 19.2% compared to 15.1% in 2Q22
●	For the six-month period ended June 30, 2023, total cash flow from operations was €5.2 million (USD $ 5.7 million) compared to €7.6 million (USD $ 8.4 million) for the first six months of 2022.
●	Cash and cash equivalents as of June 30, 2023 was €10.7 million (USD $11.8 million) and net working capital, excluding deferred consideration, was €8.3 million (USD $9.1 million)

Updates Full Year 2023 Guidance

Reflecting the business momentum through the first half of the year as well as ongoing discussions in regard to optimizing key customer partnerships for the long-term, Bragg today updated its 2023 full year revenue guidance range to €95-97 million (US $104.5-106.7 million) and its full year Adjusted EBITDA to €15.5-16.5 million (USD $17.1-18.2 million).

Investor Conference Call

The Company will host a conference call today, August 10, 2023, at 8:30 a.m. Eastern Time, to discuss its second quarter 2023 results. During the call, management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US/CANADA): (888) 210-4227
Participant Toll Dial-In Number (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44 800 358 0970

United Kingdom: Toll Dial-In: +44.20.3433.3846

Conference ID: 2522980

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until August 17, 2023 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2023, expected performance of the Company’s business; expansion into new markets; the impact of the new German regulatory regime, expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of any public health measures on the business of the Company; the regulatory regime governing the business of the Company;  the operations of the Company;

the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of the stock exchanges on which the Company's shares trade; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three and six-month period ended June 30, 2023.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv SpielbergJoseph Jaffoni, Richard Land, James Leahy

Chief Strategy OfficerJCIR

Bragg Gaming Group212-835-8500 or bragg@jcir.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE (LOSS) INCOME

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Revenue	24,729	20,794	47,588	40,154
Cost of revenue	(10,903)	(9,167)	(21,542)	(18,507)
Gross Profit	13,826	11,627	26,046	21,647

Selling, general and administrative expenses	(13,082)	(11,305)	(24,988)	(21,505)
Loss on remeasurement of derivative liability	(115)	—	(179)	—
Gain on settlement of convertible debt	204	—	204	—
Gain on remeasurement of consideration receivable	—	—	—	37
Gain on remeasurement of deferred consideration	438	469	708	469
Operating Income	1,271	791	1,791	648

Net interest expense and other financing charges	(368)	(126)	(964)	(278)
Profit Before Income Taxes	903	665	827	370

Income taxes	(526)	(575)	(926)	(1,000)
Net Income (Loss)	377	90	(99)	(630)
Items to be reclassified to net loss:
Cumulative translation adjustment	(585)	1,601	(1,143)	(1,143)
Net Comprehensive (Loss) Income	(208)	1,691	(1,242)	(1,773)

Basic Income (Loss) Per Share	0.02	0.00	(0.00)	(0.03)
Diluted Income (Loss) Per Share	0.02	0.00	(0.00)	(0.03)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	22.3	21.0	22.0	20.9
Weighted average number of shares - diluted	23.6	21.8	23.3	20.9

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	June 30,	December 31,
	2023	2022
Cash and cash equivalents	10,742	11,287
Trade and other receivables	16,515	16,628
Prepaid expenses and other assets	3,387	1,823
Total Current Assets	30,644	29,738
Property and equipment	692	660
Right-of-use assets	1,242	576
Intangible assets	39,520	41,705
Goodwill	31,662	31,662
Other assets	47	47
Total Assets	103,807	104,388

Trade payables and other liabilities	19,337	19,549
Deferred revenue	408	746
Income taxes payable	1,229	1,113
Lease obligations on right of use assets - current	342	294
Deferred consideration - current	899	1,176
Derivative liability - current	1,006	1,320
Loans payable	—	109
Total Current Liabilities	23,221	24,307
Deferred income tax liabilities	1,201	1,201
Lease obligations on right of use assets - non-current	973	344
Convertible debt	4,532	6,648
Deferred consideration - non-current	836	2,121
Other non-current liabilities	233	233
Total Liabilities	30,996	34,854

Share capital	117,061	109,902
Broker warrants	38	38
Shares to be issued	3,491	6,982
Contributed surplus	21,596	20,745
Accumulated deficit	(72,326)	(72,227)
Accumulated other comprehensive income	2,951	4,094
Total Equity	72,811	69,534
Total Liabilities and Equity	103,807	104,388

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2023	2022	2023	2022
Revenue	24,729	20,794	47,588	40,154
Operating income	1,271	791	1,791	648
EBITDA	4,525	2,674	7,754	4,107
Adjusted EBITDA	4,742	3,135	8,636	6,175